SembCorp Industries

Rule 12g3-2(b) File No. 825109

11 December 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 1/22

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

REBRANDING OF SEMBCORP WASTE MANAGEMENT AND ITS BUSINESS UNITS

Singapore, December 11, 2002 – SembCorp Waste Management and its business units has been renamed to embrace a single unified brand image.

The holding company, SembCorp Waste Management, will now be known as SembCorp Environmental Management (SembEnviro). This is to accurately reflect SembEnviro's comprehensive range of turnkey environmental solutions which include collection and post-collection of waste, recycling and resource recovery, waste-to-energy, conversion technologies, industrial and street cleansing, and environmental consultancy and technology.

Waste collection and disposal subsidiary Semac Pte Ltd will be renamed as SembWaste Pte Ltd. SembWaste will be the umbrella brand for SembEnviro's activities in collection and post-collection of waste for specific market sectors as well as for its industrial and street cleansing and consultancy activities:

- **SembWaste Municipal** for municipal waste sector;
- **SembWaste Industrial & Commercial** for industrial and commercial sector;
- **SembWaste Medical** for medical waste sector;
- **SembWaste Consultancy & Technology** for management consulting and expertise;
- **SembWaste Cleansing** for industrial cleansing.

The brand alignment of SembEnviro's businesses creates synergistic advantages through cross-selling and bundling of services offered.

SembEnviro's President and Chief Executive Officer Ms Loh Wai Kiew said: "By focusing on one single unified brand, we are bringing brand management into the centre of our waste collection and disposal business and deriving greater value for our shareholders. A strong brand would help propel the company in our push into international markets by aiding brand recall for our comprehensive host of solutions, all customised for different markets."

Together with the rebranding, a new look has been created for the company's collection crew by homegrown designer Esther Tay of Estabelle Fashions. They now sport lime green shirts and charcoal grey trousers designed with their comfort and safety in mind.

. . . . . .

Media and Analysts Contact:

Ms Chow Hung Hoeng
Assistant Manager, Group Corporate Relations
SembCorp Industries
Tel: +65 6357 9152
Fax: +65 6352 2163
Email: chowhh@sembcorp.com.sg
Website: www.sembcorp.com.sg

SEMBCORP INDUSTRIES LTD

SEMBENVIRO TO OFFER BIOLOGICAL WASTE TREATMENT SERVICES

Singapore, December 11, 2002 – SembCorp Environmental Management (SembEnviro, formerly known as SembCorp Waste Management) will be offering biological waste treatment services, a move that will enlarge the company's scope of environmental management capabilities.

Biological treatment refers to the use of micro-organisms, bio-enzymes or living cell cultures to treat waste and wastewater. Less harmful and non-invasive, biological treatment is increasingly used to replace chemical processes in waste treatment. It is also a bio-degradable and less energy-intensive waste management solution, thus making it the preferred solution for industries and governments.

With biological treatment capabilities, SembEnviro enhances its turnkey solutions, bundling services in collection and post-collection of waste, recycling, waste-to-energy, resource recovery, waste treatment, industrial and street cleansing, and environmental consultancy and technology, in one total package.

SembEnviro's President and Chief Executive Officer, Ms Loh Wai Kiew said: "There is a growing demand for biological treatment services in Asia which presents a tremendous challenge for innovative solutions. We are positioning ourselves to capitalise on this growth area which will provide the platform for us to increase our income base."

SembEnviro's associate, SITA Environmental Solutions, has already a broad range of environmental treatment services in Australia.

SembEnviro will deploy both mechanical processes and biological treatment to address waste and wastewater treatment, institutional and household sanitation, and pollution control and monitoring.

Waste and wastewater treatment will involve the use of micro-organisms to degrade the constituent organic wastes and recover energy in the form of bio-gas or heat. For institutional and household sanitation, custom-blend microbes and enzymes will be used for grease and odour removal, cleansing, pest control, maintenance of drains and waste degradation. For pollution control and monitoring, microbes will be used in air cleaning and air infiltration systems while monoclonal antibodies will detect toxic industrial effluents.

. . . . .

Media and Analysts Contact:

Ms Chow Hung Hoeng
Assistant Manager, Group Corporate Relations
SembCorp Industries
Tel: +65 6357 9152
Fax: +65 6352 2163
Email: chowhh@sembcorp.com.sg
Website: www.sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 11/12/2002 to the SGX